FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 31, 2005 regarding financial results for the first half of fiscal 2005.

2.	Press release dated October 31, 2005 regarding appointment of President and name for new integrated company to run Hitachi Group’s social and industrial infrastructure systems business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: November 16, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

for the First Half of Fiscal 2005

Tokyo, October 31, 2005 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first half of fiscal 2005, ended September 30, 2005.

1. Business Results and Financial Position

Notes: 1.	All figures, except for the outlook for fiscal 2005, were converted at the rate of 113 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2005.

2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Business Results

(1) Summary of Fiscal 2005 First Half Consolidated Business Results

	The half year ended September 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	4,413.3	2%	39,056
Operating income	77.7	(39)%	688
Income before income taxes and minority interests	82.1	(40)%	727
Income before minority interests	21.1	(69)%	187
Net loss	(10.9)	—	(97)

During the interim period, the world economy remained healthy, despite slowing economic growth in the U.S. caused mainly by spiraling crude oil and gasoline prices and only a moderate recovery in EU economies. China’s economy continued to expand on the back of increasing domestic demand while other Asian economies saw growth in exports to China.

In Japan, the economy remained strong thanks mainly to growth in private-sector plant and equipment investment spurred by higher corporate earnings and to growth in consumer spending.

Against this backdrop, the Hitachi Group in the first half of fiscal 2005 made Fujitsu Hitachi Plasma Display Limited (FHP) a consolidated subsidiary with the aim of further expanding the group’s plasma display business. In another move, Hitachi agreed to cooperate more closely with Clarion Co., Ltd. with the view to bolstering the Car Information Systems (CIS) business. Other actions were also taken during the first half to strengthen businesses targeted for growth. Furthermore, to increase its brand value, Hitachi ran the Hitachi Group Pavilion at the 2005 World Exposition held in Aichi, Japan. The pavilion attracted more than 1.7 million visitors.

Hitachi’s consolidated revenues were 4,413.3 billion yen, up 2% year on year. The Power & Industrial Systems segment posted higher revenues on the back of recovering private-sector plant and equipment investment, as did the High Functional Materials & Components segment, mainly due to growth in sales of components and materials for electronics- and automotive-related fields. On the other hand, the Electronic Devices segment saw revenues decrease as sales of LCDs declined due to stiffer competition, and the Digital Media & Consumer Products segment recorded lower revenues due to falling prices.

Operating income dropped 39% year on year, to 77.7 billion yen due mainly to lower earnings in the Electronic Devices and Information & Telecommunication Systems segments and an operating loss in the Digital Media & Consumer Products segment. On the other hand, the Power & Industrial Systems, High Functional Materials & Components and Financial Services segments recorded higher operating income.

As a result, Hitachi recorded income before income taxes and minority interests of 82.1 billion yen, down 40% year on year. After income taxes of 60.9 billion yen, Hitachi posted income before minority interests of 21.1 billion yen. Hitachi posted net loss of 10.9 billion yen, compared with net income of 41.1 billion yen in the first half of fiscal 2004.

(2) Revenues and Operating Income (loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	The half year ended September 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,057.1	(1)%	9,356
Operating income	23.2	(20)%	206

Information & Telecommunication Systems revenues were 1,057.1 billion yen, largely on a par with the previous period. Software and services revenues were slightly higher year on year as a whole mainly because of growth in the outsourcing business; although software sales declined year on year due in part to lower sales of platform software. Hardware revenues declined because of the sale of Hitachi Printing Solutions, Ltd. to Ricoh Company, Ltd. and because of falling prices of servers and PCs as competition intensified, although hard disk drives (HDDs) and disk array subsystems posted higher sales.

The segment posted operating income of 23.2 billion yen, down 20% year on year. Earnings were higher year on year in software and services due to fewer unprofitable projects and other factors. However, segment earnings were brought down by lower year-on-year earnings in hardware due to a loss in HDD operations, despite a solid performance in disk array subsystems and other areas.

Note: HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the first half of fiscal 2005 include operating results of Hitachi GST for the period from January through June 2005.

[Electronic Devices]

	The half year ended September 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	583.1	(16)%	5,161
Operating income	9.2	(69)%	82

Electronic Devices revenues declined 16%, to 583.1 billion yen. This was due to lackluster sales of LCDs in the display business owing to stiffer competition.

Operating income declined 69%, to 9.2 billion yen due mainly to the loss of LCDs in the display business.

[Power & Industrial Systems]

	The half year ended September 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,278.9	14%	11,318
Operating income	23.2	130%	205

Power & Industrial Systems revenues rose 14%, to 1,278.9 billion yen. This growth reflected healthy sales of industrial machinery and air-conditioning systems thanks to recovering private-sector plant and equipment investment. Another factor was growth in the elevator and escalator business and at Hitachi Construction Machinery Co., Ltd., mainly outside Japan. The October 2004 merger with TOKICO LTD. also contributed to revenue growth.

The segment posted a 130% increase in operating income, to 23.2 billion yen due to fewer unprofitable projects, as well as to higher earnings at Hitachi Construction Machinery and strong growth in sales of elevators and escalators, industrial machinery and air-conditioning systems.

[Digital Media & Consumer Products]

	The half year ended September 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	611.8	(5)%	5,414
Operating loss	(16.2)	—	(144)

Digital Media & Consumer Products segment revenues declined 5%, to 611.8 billion yen, despite the April 2005 consolidation of FHP. This performance was due mainly to lower sales prices for flat-panel TVs, including plasma TVs, and home appliances.

The segment posted an operating loss of 16.2 billion yen, compared with operating income of 10.6 billion yen in the same period in the previous fiscal year. In addition to an operating loss at FHP, this loss reflected falling sales prices for flat-panel TVs and home appliances.

Notes:	The optical disk drive business is conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end. Hitachi’s results for the first half of fiscal 2005 include the operating results of HLDS for the period from January through June 2005.

[High Functional Materials & Components]

	The half year ended September 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	760.4	3%	6,729
Operating income	48.0	19%	425

Revenues rose 3%, to 760.4 billion yen due mainly to steady growth at Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd., principally in components and materials for electronics- and automotive-related fields.

Operating income rose 19%, to 48.0 billion yen, due to healthy growth principally in components and materials for automotive-related fields at Hitachi Metals.

[Logistics, Services & Others]

	The half year ended September 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	570.5	(7)%	5,049
Operating income	6.8	(8)%	61

Segment revenues declined 7% year on year, to 570.5 billion yen despite growth in sales at Hitachi Transport System, Ltd., mostly in the third-party logistics solutions business. This decline in segment revenues was due to lower revenues at Hitachi Mobile Co., Ltd., as well as lower sales at sales companies in North America and Europe.

The segment posted operating income of 6.8 billion yen, 8% lower year on year. The decrease was due to lower earnings at Hitachi Mobile and overseas sales companies, although Hitachi Transport System recorded solid earnings growth.

[Financial Services]

	The half year ended September 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	260.8	(4)%	2,309
Operating income	16.0	60%	142

Segment revenues declined 4%, to 260.8 billion yen, despite healthy growth at Hitachi Capital Corporation, particularly in the home loan and IT equipment leasing businesses.

Operating income climbed 60%, to 16.0 billion yen due to the healthy growth at Hitachi Capital with lower financial costs.

(3) Revenues by Market

	The half year ended September 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	2,741.2	1%	24,259

Overseas	1,672.0	3%	14,797
Asia	726.6	5%	6,431
North America	455.2	3%	4,029
Europe	340.1	(2)%	3,010
Other Areas	149.9	9%	1,327

In the first half of fiscal 2005, revenues in Japan edged up 1% year on year, to 2,741.2 billion yen.

Overseas revenues rose 3%, to 1,672.0 billion yen. Revenues in Europe declined year on year due to sluggish sales of digital consumer electronic products in this region. However, revenues rose in Asia, particularly China, and North America.

As a result, the ratio of overseas revenues to consolidated revenues rose by 1 percentage point year on year to 38%.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, rose 4%, to 178.7 billion yen, mainly due to investments to increase output of HDDs, plasma display panels, automotive-related parts and other products as well as investments for realigning the display product lineup. Depreciation, excluding leasing assets, increased 5%, to 159.2 billion yen. R&D expenditures, which are primarily used to accelerate the launch of new businesses, strengthen frontier and basic research, and upgrade development capabilities in automotive-, displays- and digital media-related fields, increased 5%, to 197.9 billion yen, and corresponded to 4.5% of revenues.

Financial Position

(1) Financial Position

	As of September 30, 2005
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Total assets	9,889.6	153.3	87,519
Total liabilities	6,597.8	90.5	58,389
Debt	2,602.5	100.0	23,032
Minority interests	955.8	34.8	8,459
Stockholders’ equity	2,335.8	28.0	20,671

Stockholders’ equity ratio	23.6%	0.1 point deterioration	—
D/E ratio (including minority interests)	0.79 times	0.01 point deterioration	—

Total assets as of September 30, 2005 were 9,889.6 billion yen, 153.3 billion yen more than at March 31, 2005 due to the consolidation of FHP and other factors. Debt increased 100.0 billion yen, to 2,602.5 billion yen. Stockholders’ equity rose 28.0 billion yen, to 2,335.8 billion yen. As a result, the stockholders’ equity ratio of 23.6% was largely the same as at March 31, 2005. The debt-to-equity ratio (including minority interests) was 0.79 times largely the same as the previous year.

(2) Cash Flows

	The half year ended September 30, 2005
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	221.1	70.6	1,957
Cash flows from investing activities	(255.4)	(61.8)	(2,261)

Free cash flows	(34.3)	8.7	(304)

Cash flows from financing activities	(37.7)	73.4	(334)

Operating activities provided net cash of 221.1 billion yen, 70.6 billion yen more than one year earlier.

Investing activities used net cash of 255.4 billion yen, 61.8 billion yen more year on year. This was due to increased capital investment, mainly in businesses targeted for growth, despite efforts to collect investments in leases faster.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 34.3 billion yen, an improvement of 8.7 billion yen.

Financing activities used net cash of 37.7 billion yen, 73.4 billion yen less, year on year, due to less redemption of corporate bond and other items.

Cash and cash equivalents as of September 30, 2005 amounted to 646.0 billion yen, a decrease of 62.6 billion yen during the interim period.

Outlook for Fiscal 2005

	Year ending March 31, 2006

	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	9,220.0	2%	83,818
Operating income	240.0	(14)%	2,182
Income before income taxes and minority interests	220.0	(17)%	2,000
Income before minority interests	95.0	(17)%	864
Net income	20.0	(61)%	182

Regarding the outlook for the global economy, the Hitachi Group expects the U.S. economy to experience a gentle slowdown due to slowing consumer spending and capital investments, as well as surging prices for crude oil and gasoline and other factors. In terms of Asia, despite fears of falling exports to the U.S., the Chinese economy is expected to continue growing briskly, supported by domestic demand. European economies are forecasted to continue their moderate pace of recovery. Overall, therefore, the global economy is expected to continue expanding, although at a slower pace.

The forecast for the Japanese economy is for firm growth, underpinned by continuing strong exports to China and elsewhere in Asia, despite concerns of a rise in long-term interest rates and pressure on corporate earnings from higher crude oil and raw materials prices.

Under these circumstances, projections for fiscal 2005, as given the previous page, have been revised from those announced with fiscal 2004 results released on April 28, 2005. Projections assume an exchange rate of 110 yen to the U.S. dollar.

The revision to forecasts for fiscal 2005 reflects projections for losses in the HDD, LCD, flat-panel TV due to poorer performances than initially expected. Hitachi plans to take wide-ranging countermeasures to quickly improve its development capabilities, cost competitiveness, sales abilities and other areas of its operations.

In other fields, Hitachi will push ahead with efforts to create new businesses and strengthen targeted businesses by capturing synergies in resource use across the Hitachi Group. The company will also focus on structural reforms to concentrate more resources on highly profitable businesses and on measures to improve its financial position. For example, Hitachi decided in October 2005 to strengthen its social and industrial infrastructure systems business by transferring parts of its Industrial Systems Group to Hitachi Plant Engineering & Construction Co., Ltd. on April 1, 2006. Hitachi Plant Engineering & Construction, Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. will merge on the same date as a series of the transaction.

2.Management Policy

Basic Management Policy and Strategy

Amid intensifying competition in world markets, Hitachi aims to step up its development by delivering competitive products and services imbuing higher value for customers. By taking full advantage of the diverse resources of the Hitachi Group while at the same time reviewing and restructuring businesses, Hitachi will bolster its competitiveness. This process will be consistent with Hitachi’s basic management policy, which is to increase shareholder value by meeting the expectations of customers, shareholders, employees and other stakeholders.

In line with this basic policy, in January 2003, Hitachi unveiled a medium-term management plan, “i.e.HITACHI Plan II,” which runs through fiscal 2005 (ending in March 2006). This plan targets two primary business domains that are the focuses of the Hitachi Group—”New Era Lifeline Support Solutions,” which further fuse and enhance information systems services and social infrastructure systems, and “Global Products Incorporating Advanced Technology,” where Hitachi aims to achieve strong growth in global markets by focusing on high-performance hardware and software incorporating the Hitachi Group’s sophisticated technologies and knowledge. Various measures are being pursued for growth in both of these fields.

In April 2004, Hitachi established the Hitachi Group Headquarters to accelerate group management in a manner best suited to Hitachi in two main ways: bolster the individual businesses of Hitachi Group companies, and give full play to the collective strengths of the Hitachi Group by encouraging greater inter-group collaboration. The Hitachi Group Headquarters will spearhead redoubled efforts to implement measures aimed at raising the corporate value of the Hitachi Group.

To enhance competitiveness in global markets in its various business fields, Hitachi is pushing ahead with efforts to improve productivity and cut costs by strengthening its production ability. Business structural reforms are also being implemented. In specific terms, Hitachi will examine and implement suitable measures to create growth in key fields as well as create new businesses by leveraging the group’s technological strengths and know-how; restructure the group with the aim of more effectively utilizing the group’s resources; and exit unprofitable businesses and push through restructuring measures that go beyond the Hitachi Group.

FIV* (Future Inspiration Value), a benchmark based on the estimated cost of capital, is used to make decisions on actions for strengthening businesses. In deciding on individual investments, Hitachi uses FIV to select investments that will contribute to maximizing shareholder value. Combined with a powerful drive to reduce assets, including trade receivables and inventories, Hitachi aims to raise the return on assets. Through these and other actions, Hitachi has set the goal of maintaining a single-A grade long-term credit rating by increasing asset efficiency and strengthening its financial position.

(*)	FIV is Hitachi’s economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

Hitachi will also enhance corporate social responsibility initiatives and reinforce corporate governance with a view to increasing the corporate value of the Group over the long-term. Furthermore, in order to respond to any external threats to corporate value, Hitachi will examine the introduction of measures that enable it to respond to changes in the regulatory environment and other issues in a fair and neutral manner.

Through the execution of “i.e.HITACHI Plan II,” Hitachi has been aiming to transform its earnings structure into a highly profitable one. At the same time, Hitachi has made up-front investments with the aim of achieving growth over the long term. One notable example was an investment to make Fujitsu Hitachi Plasma Display Limited, a subsidiary in order to bolster the plasma display business. However, the Hitachi Group is facing challenges posed by rapid changes in the operating environment that had not been foreseen when the “i.e.HITACHI Plan II” was formulated. The sharp rise in the cost of raw materials, a prolonged correction phase in the digital consumer electronics-related market, and an extended period of deflation in Japan and the accompanying drop in system and product unit prices, are examples of these challenges. With businesses in which Hitachi made up-front investments still also not contributing sufficiently to earnings, management believes that further reforms will be necessary.

Hitachi will continue to make aggressive investments in targeted businesses while continuously executing business structural reforms. In this way, Hitachi will reinforce measures to become more competitive on a consolidated basis and work to establish a more powerful earnings base.

Corporate Governance

(1) Basic Stance and Initiatives Regarding Corporate Governance

A. Corporate Governance Structure

Hitachi adopted the Committee System under the Japanese Commercial Code on June 2003. Through the adoption of the Committee System, Hitachi seeks to foster a transparent management system and to promote faster decision-making by demarcating responsibilities for management supervision and those for the execution of business operations.

Under the Committee System, the Board of Directors focuses on the functions of decision-making with respect to fundamental management policies as well as supervision of execution by the Directors and Executive Officers of their respective duties. The Board of Directors has, by resolution, delegated to the Executive Officers most of its authority to make decisions with regard to Hitachi’s business affairs. As of September 30, 2005, the Board of Directors had 14 members, 4 of whom were from outside Hitachi. Three Directors served concurrently as Executive Officers. The Board Director (Chair) does not serve concurrently as an Executive Officer. Within the Board of Directors, three statutory committees have been established—the Nominating Committee, Audit Committee and Compensation Committee—with outside Directors accounting for the majority of members of each committee.

The Nominating Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders. The Nominating Committee consists of five Directors, three of whom are outside Directors. The Audit Committee is authorized to audit the execution by the Directors and Executive Officers of their respective duties and to determine the particulars of proposals concerning the election, dismissal and non-retention of Hitachi’s outside auditor to be submitted to the general meeting of shareholders. The Audit Committee consists of five Directors, three of whom are outside Directors. The Compensation Committee is authorized to establish a policy on the determination of the particulars of compensation for each Director and Executive Officer and to determine the particulars of compensation for each Director and Executive Officer in accordance with such policy. The Compensation Committee consists of five Directors, three of whom are outside Directors.

Executive Officers execute Hitachi’s business affairs and decide on matters pertaining to the same in accordance with the division of duties stipulated by resolutions of the Board of Directors.

B. Internal Control System and Risk Management

The main structures regarding Hitachi’s internal control and risk management is as follows. The Board of Directors adopted these resolutions to be used by the Audit Committee in performing its functions.

(a)	Board of Directors Office (the “Office”) has been established as an organization devoted solely to supporting each Committee, including the Audit Committee, as well as the Board of Directors. The Office is staffed by employees not subject to instructions or orders of Executive Officers. The Corporate Auditing and Legal & Corporate Communications departments also provide support to the Board of Directors and each Committee.

(b)	An Executive Officer or employee reports without delay to Audit Committee members matters prescribed by law, matters regarding the content of an Executive Officer’s decision in connection with an important matter that will affect Hitachi as a whole, the result of an internal audit conducted by the responsible departments, and the status of reporting under the internal report system maintained by the Executive Officers.

(c)	Records regarding decisions of an Executive Officer are prepared and preserved in accordance with Hitachi’s regulations.

(d)	Each relevant department establishes regulations and guidelines, conducts training, prepares and distributes manuals, and carries out other such measures with respect to risks associated with legal issues and compliance thereof, the environment, disasters, product quality, export control and other pertinent matters. When it becomes necessary to respond to a new risk, an Executive Officer will be promptly appointed to deal with the issue. A system enabling employees to report directly to the Directors has been established.

(e)	The business management system set forth below is to be used to continuously monitor risks arising in the course of business and to facilitate the efficient execution by Executive Officers of their responsibilities.

-	The Senior Executive Committee comprising principal Executive Officers deliberates on important issues that will affect Hitachi as a whole to facilitate the formulation of decisions based on the due consideration of the diverse factors coloring such issues.

-	In order to boost market competitiveness through the committed pursuit of profitability and by setting clearly defined goals, numerical targets are set for Hitachi as a whole and each business group and incorporated into the fiscal budget. The targets are used as the reference base for performance management.

-	Internal audits are conducted to monitor and identify the status of business operations and to facilitate improvements. In order to ensure strict compliance with its regulatory requirements, Hitachi has put in place a number of committees.

-	The Audit Committee receives the audit plans of the independent auditors in advance to facilitate the monitoring of the independent auditors and ensure that these auditors are not influenced by Executive Officers. The prior approval of the Audit Committee is required with respect to the remuneration of the independent auditors and non-audit services.

C. Internal Audits and Audits by Audit Committee

(a)	Internal Audits

Hitachi’s internal audits, for which the Corporate Auditing is primarily responsible, are conducted with respect to Hitachi’s business divisions, subsidiaries and affiliates.

The Corporate Auditing examines and evaluates, in accordance with auditing standards established by Hitachi, whether the implementation of each business, including sales, personnel, labor, procurement of materials and components, production, information systems, accounting and finance, and property and asset management are being conducted properly. In addition, it specifies any improvements that need to be made as a result of such evaluation and conducts follow-up on the state of progress of those improvements. The Corporate Auditing also notifies the Audit Committee in advance of its internal audit plans and reports the results of its audit to the President and Chief Executive Officer and the Audit Committee.

Furthermore, each Hitachi division, including those responsible for compliance, the environment and export management, conducts examinations and evaluations for compliance with those laws relating to its activities and, as necessary, specifies improvements that need to be made.

(b)	Audits by Audit Committee

The Audit Committee monitors whether the Directors and Executive Officers are conducting, in a legal manner, corporate management based upon an appropriate internal control system.

The Audit Committee holds hearings and receives reports on a regular basis from the Directors and Executive Officers with respect to the performance of their duties. The Audit Committee sets audit policy and plans, and evaluates whether the implementation of business and property and assets management at principal business divisions and subsidiaries are being conducted properly. In addition, the Audit Committee participates in important internal committees such as the budget committee, reviews such things as materials of the Senior Executive Committee and audit reports of internal auditing departments and, as necessary, may instruct responsible internal auditing divisions with respect to such things as the divisions for which an audit should be conducted and the items upon which the audit should focus. Furthermore, the Audit Committee receives reports and explanations from independent auditors with respect to their audit plans and results, and examines Hitachi’s financial statements based upon such reports and explanations.

D. Independent Auditors

Audits of Hitachi’s financial statements have been conducted by Mr. Hideo Doi, Mr. Naomitsu Hirayama and Mr. Satoshi Fukui, all of whom are certified public accountants at Ernst & Young ShinNihon. They implement the audit, supported, when necessary, by certified public accountants, junior accountants and other employees of Ernst & Young ShinNihon. Mr. Hideo Doi and Mr. Naomitsu Hirayama have audited Hitachi’s financial statements for 16 years.

(2) Personal, financial, trading and other beneficial relationships between Hitachi and outside directors

Hitachi has continuous business transactions with Nippon Steel Corporation, the chairman of the board of which is Hitachi outside Director Akira Chihaya, and with Asahi Glass Co., Ltd., where Hitachi outside Director Hiromichi Seya serves as Senior Corporate Advisor.

Furthermore, Hitachi outside Directors Toshiro Nishimura and Ginko Sato have no conflicts of interest with Hitachi. Mr. Nishimura does not act as a legal representative of, or provide legal advice as an attorney to Hitachi.

Policy on the Distribution of Earnings

Hitachi sets dividends by taking into consideration a range of factors, including its financial condition, results of operations and payout ratio. This policy is motivated by the desire to ensure the availability of sufficient internal funds for making investments in R&D and plant and equipment that are essential for maintaining competitiveness and improving profitability based on medium- and long-term plans, as well as to ensure the stable growth of dividends. Moreover, Hitachi has adopted a flexible stance toward the acquisition of its own shares, taking its business plans and financial condition, market conditions and other factors into consideration in this respect.

Policy on the Reduction of Number of Shares Constituting Investment Unit

Hitachi believes that the number of shares constituting investment unit in Japanese stock exchanges should be carefully examined from the perspectives of the liquidity of Hitachi stock, shareholder composition and other items. Because Hitachi believes that its shares currently have sufficient liquidity, the company believes that it would be difficult to obtain benefits that would justify the cost of a change in the number of shares constituting investment unit. Hitachi will continue to consider actions related to the establishment of a suitable number of shares constituting investment unit.

Items Concerning Parent Company

Hitachi has no parent company.

Business Risk and Other Risks

The Hitachi Group is engaged in a broad range of business activities on a global scale. Furthermore, the group uses highly sophisticated and specialized technologies and information to conduct these businesses. As a result, business activities are vulnerable to a diverse array of risk factors.

Major risk factors include, but are not limited to, economic trends in major markets; changes in foreign exchange rates; rapid technological innovations; intense competition; supply and demand balance; the procurement of raw materials and components; the ability to acquire companies, conduct mergers and form strategic alliances; progress in business restructuring; overseas business activities; recruiting activities; protection, maintenance and acquisition of intellectual property; product and service quality and liability; the use of information systems; governmental regulations; trends in capital markets; and retirement benefit liabilities.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED SEPTEMBER 30, 2005

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 113 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2005.

SUMMARY

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
1. Revenues	4,413,319	4,329,935	102	39,056
2. Operating income	77,754	127,332	61	688
3. Income before income taxes and minority interests	82,117	136,001	60	727
4. Income before minority interests	21,172	67,931	31	187
5. Net income (loss)	(10,946)	41,158	—	(97)
6. Net income (loss) per share
Basic	(3.29)	12.48	—	(0.03)
Diluted	(3.29)	12.43	—	(0.03)
7. Net income (loss) per ADS (representing 10 shares)
Basic	(33)	125	—	(0.29)
Diluted	(33)	124	—	(0.29)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 966 consolidated subsidiaries, including Variable Interest Entities, and 159 equity-method affiliates.

CONSOLIDATED STATEMENTS OF OPERATIONS

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Revenues	4,413,319	4,329,935	102	39,056
Cost of sales	3,439,903	3,324,078	103	30,442
Selling, general and administrative expenses	895,662	878,525	102	7,926
Operating income	77,754	127,332	61	688
Other income	29,070	36,400	80	257
(Interest and dividends)	11,389	10,135	112	101
(Other)	17,681	26,265	67	156
Other deductions	24,707	27,731	89	218
(Interest charges)	15,673	14,235	110	138
(Other)	9,034	13,496	67	80
Income before income taxes and minority interests	82,117	136,001	60	727
Income taxes	60,945	68,070	90	540
Income before minority interests	21,172	67,931	31	187
Minority interests	32,118	26,773	120	284
Net income (loss)	(10,946)	41,158	—	(97)

CONSOLIDATED BALANCE SHEETS

	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	As of Sept. 30, 2005 (A)	As of March 31, 2005 (B)		As of Sept. 30, 2005
Assets	9,889,628	9,736,247	102	87,519

Current assets	5,394,875	5,338,835	101	47,742
Cash and cash equivalents	646,085	708,715	91	5,718
Short-term investments	180,472	146,568	123	1,597
Trade receivables
Notes	126,818	132,572	96	1,122
Accounts	2,051,288	2,065,194	99	18,153
Investments in leases	496,693	526,759	94	4,395
Inventories	1,329,110	1,198,955	111	11,762
Other current assets	564,409	560,072	101	4,995

Investments and advances	970,789	894,851	108	8,591

Property, plant and equipment	2,400,050	2,357,931	102	21,240

Other assets	1,123,914	1,144,630	98	9,946

Liabilities and Stockholders’ equity	9,889,628	9,736,247	102	87,519

Current liabilities	4,110,892	4,064,546	101	36,380
Short-term debt and current installments of long-term debt	1,213,149	1,183,474	103	10,736
Trade payables
Notes	55,067	62,855	88	487
Accounts	1,235,110	1,246,401	99	10,930
Advances received	286,510	247,586	116	2,536
Other current liabilities	1,321,056	1,324,230	100	11,691

Noncurrent liabilities	2,486,989	2,442,818	102	22,009
Long-term debt	1,389,392	1,319,032	105	12,296
Retirement and severance benefits	1,011,151	1,033,005	98	8,948
Other liabilities	86,446	90,781	95	765

Minority interests	955,871	921,052	104	8,459

Stockholders’ equity	2,335,876	2,307,831	101	20,671
Common stock	282,033	282,033	100	2,496
Capital surplus	562,635	565,360	100	4,979
Legal reserve and retained earnings	1,748,717	1,779,198	98	15,475
Accumulated other comprehensive loss	(239,991)	(301,524)	—	(2,124)
(Foreign currency translation adjustments)	(69,637)	(90,904)	—	(616)
(Minimum pension liability adjustments)	(237,662)	(242,672)	—	(2,103)
(Net unrealized holding gain on available-for-sale securities)	67,589	32,996	205	598
(Cash flow hedges)	(281)	(944)	—	(3)
Treasury stock	(17,518)	(17,236)	—	(155)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	YEN (millions)		U.S. DOLLARS (millions)
	The half year ended Sept. 30, 2005	The year ended March 31, 2005	The half year ended Sept. 30, 2005
Common stock
Balance at beginning of period	282,033	282,032	2,496

Conversion of convertible debentures	0	1	0

Balance at end of period	282,033	282,033	2,496

Capital surplus
Balance at beginning of period	565,360	551,690	5,003

Gains on sales of treasury stock	59	12,862	1
Increase (decrease) arising from divestiture and other	(2,784)	808	(25)

Balance at end of period	562,635	565,360	4,979

Legal reserve
Balance at beginning of period	110,214	109,163	975

Transfers from retained earnings	245	921	2
Transfers from minority interests	207	130	2
Balance at end of period	110,666	110,214	979

Retained earnings
Balance at beginning of period	1,668,984	1,651,272	14,770

Net income (loss)	(10,946)	51,496	(97)
Cash dividends	(18,323)	(34,628)	(162)
Transfers to legal reserve	(245)	(921)	(2)
Transfers from (to) minority interests	(1,419)	1,765	(13)

Balance at end of period	1,638,051	1,668,984	14,496

Legal reserve and retained earnings	1,748,717	1,779,198	15,475

Accumulated other comprehensive loss
Foreign currency translation adjustments
Balance at beginning of period	(90,904)	(95,786)	(804)

Current-period change	21,267	4,882	188

Balance at end of period	(69,637)	(90,904)	(616)

Minimum pension liability adjustments
Balance at beginning of period	(242,672)	(329,536)	(2,148)

Current-period change	5,010	86,864	45

Balance at end of period	(237,662)	(242,672)	(2,103)

Net unrealized holding gain on available-for-sale securities
Balance at beginning of period	32,996	31,499	292

Changes in unrealized holding gains and losses	34,593	1,497	306

Balance at end of period	67,589	32,996	598

Cash flow hedges
Balance at beginning of period	(944)	(41)	(8)

Changes in the fair value of derivative financial instruments	663	(903)	5

Balance at end of period	(281)	(944)	(3)

Accumulated other comprehensive loss	(239,991)	(301,524)	(2,124)

Treasury stock
Balance at beginning of period	(17,236)	(32,162)	(153)
Current-period (increase) decrease	(282)	14,926	(2)

Balance at end of period	(17,518)	(17,236)	(155)

Total stockholders’ equity	2,335,876	2,307,831	20,671

CONSOLIDATED STATEMENTS OF CASH FLOWS

	The half years ended September 30
	YEN (millions)		U.S. DOLLARS (millions)
	2005	2004	2005
Cash flows from operating activities
Net income (loss)	(10,946)	41,158	(97)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	218,599	206,271	1,935
Deferred income taxes	10,636	8,213	94
Loss (gain) on disposal of rental assets and other property	7,553	(445)	67
Decrease in receivables	137,913	182,556	1,221
Increase in inventories	(152,059)	(189,797)	(1,346)
Decrease in payables	(57,512)	(83,972)	(509)
Other	66,921	(13,484)	592

Net cash provided by operating activities	221,105	150,500	1,957

Cash flows from investing activities
(Increase) decrease in short-term investments	(25,286)	30,141	(224)
Capital expenditures	(179,009)	(166,845)	(1,584)
Purchase of rental assets, net	(216,523)	(232,004)	(1,916)
Sale of investments and subsidiaries’ common stock, net	50,388	25,222	446
Collection of investment in leases	199,231	168,986	1,763
Other	(84,293)	(19,111)	(746)

Net cash used in investing activities	(255,492)	(193,611)	(2,261)

Cash flows from financing activities
Decrease in interest-bearing debt	(6,216)	(94,126)	(55)
Dividends paid to stockholders	(18,247)	(16,406)	(162)
Dividends paid to minority stockholders of subsidiaries	(9,084)	(8,135)	(80)
Other	(4,194)	7,429	(37)

Net cash used in financing activities	(37,741)	(111,238)	(334)

Effect of exchange rate changes on cash and cash equivalents	9,498	9,002	84

Net decrease in cash and cash equivalents	(62,630)	(145,347)	(554)
Cash and cash equivalents at beginning of period	708,715	764,396	6,272

Cash and cash equivalents at end of period	646,085	619,049	5,718

Note:	Cash flows related to inventory-related receivables, which were previously included in “cash flows from investing activities,” are now included in “cash flows from operating activities.” As a result of this change, cash flows for the first half of fiscal 2004 have been reclassified.

SEGMENT INFORMATION

(1) INDUSTRY SEGMENTS

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Revenues

Information & Telecommunication Systems	1,057,198	1,071,736
	21%	21%	99	9,356
Electronic Devices	583,156	692,078
	11%	13%	84	5,161
Power & Industrial Systems	1,278,905	1,120,895
	25%	22%	114	11,318
Digital Media & Consumer Products	611,837	646,112
	12%	13%	95	5,414
High Functional Materials & Components	760,441	740,423
	15%	14%	103	6,729
Logistics, Services & Others	570,548	610,317
	11%	12%	93	5,049
Financial Services	260,896	270,778
	5%	5%	96	2,309
Subtotal	5,122,981	5,152,339
	100%	100%	99	45,336
Eliminations & Corporate items	(709,662)	(822,404)	—	(6,280)

Total	4,413,319	4,329,935	102	39,056

Operating income (loss)

Information & Telecommunication Systems	23,248	28,961
	21%	21%	80	206
Electronic Devices	9,230	30,056
	8%	22%	31	82
Power & Industrial Systems	23,216	10,088
	21%	7%	230	205
Digital Media & Consumer Products	(16,231)	10,618
	(15)%	8%	—	(144)
High Functional Materials & Components	48,053	40,328
	44%	29%	119	425
Logistics, Services & Others	6,898	7,528
	6%	6%	92	61
Financial Services	16,019	9,988
	15%	7%	160	142
Subtotal	110,433	137,567
	100%	100%	80	977
Eliminations & Corporate items	(32,679)	(10,235)	—	(289)

Total	77,754	127,332	61	688

Note: Revenues by industry segment include intersegment transactions.

(2) GEOGRAPHIC SEGMENTS

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Revenues
Japan
Outside customer sales	3,164,988	3,128,385
	62%	62%	101	28,009
Intersegment transactions	459,321	482,620
	9%	10%	95	4,065

Total	3,624,309	3,611,005
	71%	72%	100	32,074

Asia
Outside customer sales	524,756	530,416
	10%	10%	99	4,644
Intersegment transactions	203,001	193,389
	4%	4%	105	1,796

Total	727,757	723,805
	14%	14%	101	6,440

North America
Outside customer sales	426,875	391,422
	8%	8%	109	3,778
Intersegment transactions	23,678	14,968
	1%	0%	158	209

Total	450,553	406,390
	9%	8%	111	3,987

Europe
Outside customer sales	239,728	230,687
	5%	5%	104	2,121
Intersegment transactions	13,175	10,319
	0%	0%	128	117

Total	252,903	241,006
	5%	5%	105	2,238

Other Areas
Outside customer sales	56,972	49,025
	1%	1%	116	504
Intersegment transactions	1,908	1,882
	0%	0%	101	17

Total	58,880	50,907
	1%	1%	116	521

Subtotal	5,114,402	5,033,113
	100%	100%	102	45,260

Eliminations & Corporate items	(701,083)	(703,178)	—	(6,204)

Total	4,413,319	4,329,935	102	39,056

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Operating income (loss)
Japan	112,449	106,160
	95%	71%	106	995
Asia	(8,082)	25,105
	(7)%	17%	—	(71)
North America	7,681	7,548
	6%	5%	102	68
Europe	4,159	7,858
	4%	5%	53	37
Other Areas	2,067	2,214
	2%	2%	93	18
Subtotal	118,274	148,885
	100%	100%	79	1,047
Eliminations & Corporate items	(40,520)	(21,553)	—	(359)

Total	77,754	127,332	61	688

(3) REVENUES BY MARKET

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Japan	2,741,287	2,709,295
	62%	63%	101	24,259

Outside Japan	1,672,032	1,620,640
	38%	37%	103	14,797
Asia	726,662	694,304
	17%	16%	105	6,431
North America	455,238	442,531
	10%	10%	103	4,029
Europe	340,164	346,287
	8%	8%	98	3,010
Other Areas	149,968	137,518
	3%	3%	109	1,327

Total	4,413,319	4,329,935
	100%	100%	102	39,056

# # #

HITACHI, LTD.

UNCONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED SEPTEMBER 30, 2005

(113yen = U.S.$1)

October 31, 2005

INCOME STATEMENTS (The half years ended Sept. 30)	YEN (millions)		(A)/(B)×100	U.S. DOLLARS (millions)
	2005(A)	2004(B)		2005
Revenues	1,210,717	1,152,807	105%	10,714
Cost of sales	969,798	934,996	104%	8,582
Gross Profit	240,918	217,810	111%	2,132
S.G.A. expenses	260,211	239,560	109%	2,303
Operating income (loss)	(19,293)	(21,750)	—	(171)
Other income	50,535	53,927	94%	447
Other deductions	22,297	22,536	99%	197
Ordinary income	8,944	9,640	93%	79
Extraordinary gain	8,503	14,472	59%	75
Extraordinary loss	4,288	—	—	38
Income before income taxes	13,159	24,112	55%	116
Current income taxes	(8,669)	(4,159)	208%	(77)
Deferred income taxes	1,805	1,770	102%	16
Net income	20,024	26,500	76%	177
Basic EPS (yen and dollars)	6.01	8.04	75%	0.05

BALANCE SHEETS	2005/9/30(A)	2005/3/31(B)	(A)/(B)×100	2005/9/30
Current assets	1,851,903	1,860,523	100%	16,389
(Quick assets)	1,420,225	1,467,950	97%	12,568
(Inventories)	331,103	282,875	117%	2,930
(Deferred tax assets)	100,574	109,698	92%	890
Fixed assets	1,922,466	1,891,998	102%	17,013
(Investments)	1,321,374	1,275,735	104%	11,694
(Deferred tax assets)	88,861	96,883	92%	786
(Others)	512,230	519,379	99%	4,533
Total assets	3,774,370	3,752,522	101%	33,402

Current liabilities	1,672,065	1,776,593	94%	14,797
Fixed liabilities	712,689	610,272	117%	6,307
(Debentures)	290,000	190,000	153%	2,566
(Long-term loans)	224,248	224,533	100%	1,984
(Others)	198,441	195,739	101%	1,756
Total liabilities	2,384,754	2,386,866	100%	21,104
Stockholders’ equity	1,389,616	1,365,655	102%	12,297
Liabilities and stockholders’ equity	3,774,370	3,752,522	101%	33,402

FORECAST FOR THE YEAR ENDING MARCH 31, 2006

	Revenues	Ordinary income	Net income
Millions of Yen	2,640,000	40,000	20,000
Millions of U.S. dollars	23,363	354	177

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

- fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

- uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

- rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

- increasing commoditization of information technology products, and intensifying price competition in the market for such products;

- fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

- uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

- general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

- uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

- uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

- uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

- uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

- uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

- # # # -

October 31, 2005

Hitachi, Ltd.

Supplementary information for the first half of fiscal 2005, ended September 30, 2005

1. Summary

(1) Consolidated Basis

			(Billions of yen)

	1st half of fiscal 2004		1st half of fiscal 2005		Fiscal 2005(Forecast)
	(A)	(A)/1st half of FY 2003	(B)	(B)/(A)	(C)	(C)/ FY2004
Revenues	4,329.9	107%	4,413.3	102%	9,220.0	102%
C/U *	376%	—	365%	—	349%	—
Operating income	127.3	629%	77.7	61%	240.0	86%
Income before income taxes and minority interests	136.0	150%	82.1	60%	220.0	83%
Income before minority interests	67.9	474%	21.1	31%	95.0	83%
Net income (loss)	41.1	764%	(10.9)	—	20.0	39%
C/U *	155%	—	—	—	100%	—
Average exchange rate (yen / U.S.$)	110	—	110	—	110 **	—
Net interest and dividends	(4.1)	—	(4.2)	—	—	—

*	Consolidated basis/Unconsolidated basis
**	Assumed exchange rate for 2nd half of fiscal 2005

	As of March 31, 2005	As of September 30, 2005
Cash & cash equivalents, Short-term investments (Billions of yen)	855.2	826.5
Interest-bearing debt (Billions of yen)	2,502.5	2,602.5
Number of employees	347,424	353,094
Japan	242,891	244,702
Overseas	104,533	108,392
Number of consolidated subsidiaries (Including Variable Interest Entities)	985	966
Japan	539	506
Overseas	446	460

(2) Unconsolidated Basis

			(Billions of yen)

	1st half of fiscal 2004		1st half of fiscal 2005		Fiscal 2005(Forecast)
	(A)	(A)/1st half of FY 2003	(B)	(B)/(A)	(C)		(C)/ FY2004
Revenues	1,152.8	102%	1,210.7	105%	2,640.0		102%
Operating income (loss)	(21.7)	—	(19.2)	—	—		—
Ordinary Income	9.6	96%	8.9	93%	40.0		180%
Net income	26.5	138%	20.0	76%	20.0		193%
Dividend payout ratio (%)	68%	—	92%	—	—		—
Average exchange rate (yen / U.S.$)	110	—	110	—	110	*	—

*	Assumed exchange rate for 2nd half of fiscal 2005

	As of March 31, 2005	As of September 30, 2005
Cash & cash equivalents, Short-term investments (Billions of yen)	266.3	279.7
Interest-bearing debt (Billions of yen)	670.9	740.8
Number of employees	41,069	41,557

2. Revenues by industry segment

			(Billions of yen)

	1st half of fiscal 2004		1st half of fiscal 2005		Fiscal 2005(Forecast)
	(A)	(A)/1st half of FY 2003	(B)	(B)/(A)	(C)	(C)/ FY2004
Information & Telecommunication Systems	1,071.7	102%	1,057.1	99%	2,300.0	101%
Electronic Devices	692.0	114%	583.1	84%	1,175.0	89%
Power & Industrial Systems	1,120.8	104%	1,278.9	114%	2,675.0	106%
Digital Media & Consumer Products	646.1	110%	611.8	95%	1,350.0	105%
High Functional Materials & Components	740.4	119%	760.4	103%	1,535.0	102%
Logistics, Services & Others	610.3	100%	570.5	93%	1,200.0	96%
Financial Services	270.7	101%	260.8	96%	505.0	95%
Eliminations & Corporate items	(822.4)	—	(709.6)	—	(1,520.0)	—

Total	4,329.9	107%	4,413.3	102%	9,220.0	102%

3. Operating income (loss) by industry segment

			(Billions of yen)

	1st half of fiscal 2004		1st half of fiscal 2005		Fiscal 2005(Forecast)
	(A)	(A)/1st half of FY 2003	(B)	(B)/(A)	(C)	(C)/ FY2004
Information & Telecommunication Systems	28.9	536%	23.2	80%	76.0	112%
Electronic Devices	30.0	818%	9.2	31%	16.0	43%
Power & Industrial Systems	10.0	127%	23.2	230%	103.0	140%
Digital Media & Consumer Products	10.6	—	(16.2)	—	(41.0)	—
High Functional Materials & Components	40.3	437%	48.0	119%	106.0	121%
Logistics, Services & Others	7.5	—	6.8	92%	18.0	184%
Financial Services	9.9	122%	16.0	160%	33.0	106%
Eliminations & Corporate items	(10.2)	—	(32.6)	—	(71.0)	—

Total	127.3	629%	77.7	61%	240.0	86%

4. Overseas revenues by industry segment

			(Billions of yen)

	1st half of fiscal 2004		1st half of fiscal 2005		Fiscal 2005(Forecast)
	(A)	(A)/1st half of FY 2003	(B)	(B)/(A)	(C)	(C)/ FY2004
Information & Telecommunication Systems	325.2	106%	342.6	105%
Electronic Devices	270.7	117%	214.9	79%
Power & Industrial Systems	325.6	138%	417.0	128%
Digital Media & Consumer Products	254.8	107%	259.5	102%
High Functional Materials & Components	221.6	138%	240.9	109%
Logistics, Services & Others	202.1	95%	174.1	86%
Financial Services	20.3	105%	22.6	111%
Eliminations & Corporate items	0	—	0	—

Total	1,620.6	115%	1,672.0	103%	3,470.0	106%

5. Overseas production (Total revenues of overseas manufacturing subsidiaries)

		(Billions of yen)

	1st half of fiscal 2004		1st half of fiscal 2005
	(A)	(A)/1st half of FY 2003	(B)	(B)/(A)
Overseas production	787.9	113%	834.9	106%
Percentage of revenues	18%	—	19%	—
Percentage of overseas revenues	49%	—	50%	—

6. Capital investment by industry segment (Completion basis, including leasing assets)

			(Billions of yen)

	Fiscal 2004		1st half of fiscal 2005		Fiscal 2005(Forecast)
	(A)	(A)/ FY 2003	(B)	(B)/1st half of FY 2004	(C)	(C)/ (A)
Information & Telecommunication Systems	103.0	126%	53.1	104%
Electronic Devices	47.0	119%	15.9	74%
Power & Industrial Systems	98.3	137%	48.6	127%
Digital Media & Consumer Products	38.4	120%	19.1	91%
High Functional Materials & Components	75.5	121%	40.0	118%
Logistics, Services & Others	31.1	107%	9.7	69%
Financial Services	591.3	113%	284.3	94%
Eliminations & Corporate items	(25.2)	—	(11.8)	—
Total	959.5	118%	459.2	97%	970.0	101%
Internal use assets	382.1	129%	178.7	104%	400.0	105%
Leasing assets	577.4	111%	280.4	93%	570.0	99%

7. Depreciation by industry segment
				(Billions of yen)

	Fiscal 2004		1st half of fiscal 2005		Fiscal 2005(Forecast)
	(A)	(A)/ FY 2003	(B)	(B)/1st half of FY 2004	(C)	(C)/ (A)
Information & Telecommunication Systems	77.2	95%	38.5	101%
Electronic Devices	43.5	84%	21.9	101%
Power & Industrial Systems	73.8	101%	38.4	109%
Digital Media & Consumer Products	37.9	100%	21.6	118%
High Functional Materials & Components	65.7	99%	30.4	97%
Logistics, Services & Others	23.4	91%	11.5	101%
Financial Services	100.3	105%	54.6	113%
Eliminations & Corporate items	2.9	85%	1.3	92%
Total	425.0	97%	218.5	106%	440.0	104%
Internal use assets	313.8	95%	159.2	105%	330.0	105%
Leasing assets	111.1	104%	59.3	110%	110.0	99%

8. R&D expenditure by industry segment

			(Billions of yen)

	Fiscal 2004		1st half of fiscal 2005		Fiscal 2005(Forecast)
	(A)	(A)/ FY 2003	(B)	(B)/1st half of FY 2004	(C)	(C)/ (A)
Information & Telecommunication Systems	164.7	97%	78.8	95%
Electronic Devices	47.3	116%	23.7	103%
Power & Industrial Systems	78.5	112%	40.5	110%
Digital Media & Consumer Products	32.1	97%	16.9	109%
High Functional Materials & Components	43.3	100%	23.5	112%
Logistics, Services & Others	5.3	43%	2.4	101%
Financial Services	2.3	116%	0.8	77%
Corporate items	14.6	—	10.9	189%
Total	388.6	105%	197.9	105%	404.0	104%
Percentage of revenues	4.3%	—	4.5%	—	4.4%	—

9. Balance sheets by financial and non-financial services

	(Billions of yen)

	As of March 31, 2005	As of September 30, 2005
Assets
Manufacturing, Services and Others
Cash and cash equivalents	656.2	598.4
Short-term investments	106.7	136.5
Trade receivables	1,854.0	1,753.8
Inventories	1,198.9	1,329.0
Investments and advances	814.8	865.0
Property, plant and equipment	2,026.4	2,059.1
Other assets	1,879.0	1,884.2

Total	8,536.5	8,626.3

Financial Services
Cash and cash equivalents	52.4	47.6
Trade receivables	586.5	646.6
Investments in leases	659.9	645.7
Property, plant and equipment	343.0	351.3
Other assets	515.4	573.1

Total	2,157.4	2,264.4

Eliminations	(957.6)	(1,001.2)
Assets	9,736.2	9,889.6

Liabilities and stockholders’ equity
Manufacturing, Services and Others
Short-term debt	878.3	879.5
Trade payables	1,281.4	1,252.8
Long-term debt	847.2	916.4
Other liabilities	2,531.6	2,522.7

Total	5,538.6	5,571.5

Financial Services
Short-term debt	857.7	935.6
Trade payables	254.9	240.1
Long-term debt	605.0	619.8
Other liabilities	182.5	205.2

Total	1,900.2	2,000.8

Eliminations	(931.5)	(974.5)

Liabilities	6,507.3	6,597.8
Minority interests	921.0	955.8
Stockholders’ equity	2,307.8	2,335.8
Liabilities and stockholders’ equity	9,736.2	9,889.6

10. Consolidated statements of operating results by financial and non-financial services

	(Billions of yen)
	1st half of fiscal 2004	1st half of fiscal 2005
Manufacturing, Services and Others
Revenues	4,188.8	4,264.5
Cost of sales and selling, general and administrative expenses	4,071.0	4,202.1
Operating income	117.8	62.4
Financial Services
Revenues	270.7	260.8
Cost of sales and selling, general and administrative expenses	260.7	244.8
Operating income	9.9	16.0
Eliminations
Revenues	(129.7)	(112.1)
Cost of sales and selling, general and administrative expenses	(129.2)	(111.4)
Operating income	(0.4)	(0.6)
Total
Revenues	4,329.9	4,413.3
Cost of sales and selling, general and administrative expenses	4,202.6	4,335.5
Operating income	127.3	77.7

Note:	Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

- ### -

October 31, 2005

Hitachi, Ltd.

Supplementary Information on Information & Telecommunication Systems,

Displays and Digital Media

Note: *1.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems

(1) REVENUES AND OPERATING INCOME (LOSS) BY PRODUCT SECTOR *2 *3

(The upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2004			Fiscal 2005
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	102%	95%	98%	99%	104%	101%
	1,071.7	1,196.6	2,268.3	1,057.1	1,242.9	2,300.0
Software & Services	102%	103%	103%	101%	100%	100%
	470.0	545.5	1,015.5	472.9	547.1	1,020.0
Hardware	101%	89%	95%	97%	107%	102%
	601.7	651.1	1,252.8	584.2	695.8	1,280.0
Operating income (loss)	536%	60%	97%	80%	136%	112%
	28.9	38.8	67.7	23.2	52.8	76.0
Software & Services	112%	72%	86%	160%	173%	167%
	23.1	25.5	48.6	37.0	44.0	81.0
Hardware	—	46%	140%	—	66%	—
	5.8	13.3	19.1	(13.8)	8.8	(5.0)

2

(2) REVENUES BY PRODUCT SECTOR *2 *3

(The upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2004			Fiscal 2005
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	102%	95%	98%	99%	104%	101%
	1,071.7	1,196.6	2,268.3	1,057.1	1,242.9	2,300.0
Software & Services	102%	103%	103%	101%	100%	100%
	470.0	545.5	1,015.5	472.9	547.1	1,020.0
Software	90%	103%	96%	98%
	75.2	79.5	154.7	73.7
Services	105%	103%	104%	101%
	394.8	466.0	860.8	399.2
Hardware	101%	89%	95%	97%	107%	102%
	601.7	651.1	1,252.8	584.2	695.8	1,280.0
Storage *4	103%	90%	96%	104%
	300.5	328.3	628.8	311.4
Servers *5	70%	72%	71%	83%
	47.1	47.6	94.7	39.2
PCs *6	93%	64%	77%	83%
	62.1	54.0	116.1	51.3
Telecommunication	116%	100%	107%	104%
	68.2	69.5	137.7	71.2
Others	114%	103%	108%	90%
	123.8	151.7	275.5	111.1

Notes: *2.	On April 1, 2003, all hard disk drive operations were integrated with Hitachi Global Storage Technologies (Hitachi GST), a Hitachi subsidiary which started operations on January 1, 2003.
Hitachi GST has a December 31 year-end and the results for Hitachi, Ltd. for the six months ended September 30, 2005, includes Hitachi GST’s business results for the six months ended June 30, 2005.
*3.	Figures for each product exclude intersegment transactions.
*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.
*5.	Figures for Servers include general-purpose computers, UNIX servers, etc.
*6.	Figures for PCs include PC servers, client PCs, etc.

(3) SAN/NAS STORAGE SOLUTIONS

(The upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2004			Fiscal 2005
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	101%	102%	102%	110%	106%	108%
	129.0	139.0	268.0	142.0	148.0	290.0

3

(4) HARD DISK DRIVES *7 *8 *9

(The upper row shows comparisons to the previous year *10)

Period recorded for consolidated accounting purposes (Shipment Period)		Fiscal 2004
		1st half (Jan. 2004 to Jun. 2004)	2nd half (Jul. 2004 to Dec. 2004)	Total (Jan. 2004 to Dec. 2004)
Revenues	Yen (billions of yen)	112% (99%)	90%	99% (94%)
		216.5	237.1	453.6
	U.S. dollar (millions of dollar)	123% (108%)	93%	106% (100%)
		1,998	2,200	4,198
Operating income (loss)	Yen (billions of yen)	— (—)	—	— (—)
		4.9	(10.5)	(5.6)
	U.S. dollar (millions of dollar)	— (—)	—	— (—)
		45	(98)	(53)
Shipments (thousand units) *11		122% (108%)	107%	113% (107%)
		20,500	26,100	46,600
Consumer and Commercial	1.8/2.5inch *12	134% (110%)	94%	110% (101%)
		12,200	13,200	25,400
	3.5inch *13	91% (91%)	94%	93% (93%)
		5,700	7,600	13,300
Servers *14		160% (131%)	95%	120% (110%)
		1,900	1,900	3,800
Emerging *15		353% (353%)	1,216%	860% (860%)
		700	3,440	4,140

(The upper row shows comparisons to the previous year)

Period recorded for consolidated accounting purposes (Shipment Period)		Fiscal 2005
		1st half (Jan. 2005 to Jun. 2005)	2nd half (Forecast) (Jul. 2005 to Dec. 2005)	Total (Forecast) (Jan. 2005 to Dec. 2005)
Revenues	Yen (billions of yen)	103%	113%	108%
		223.2	266.8	490.0
	U.S. dollar (millions of dollar)	105%	110%	107%
		2,090	2,410	4,500
Operating income (loss)	Yen (billions of yen)	—	—	—
		(24.4)	(11.6)	(36.0)
	U.S. dollar (millions of dollar)	—	—	—
		(229)	(106)	(335)
Shipments (thousand units) *11		133%	125%	129%
		27,300	32,700	60,000
Consumer and Commercial	1.8/2.5inch *12	105%
		12,800
	3.5inch *13	150%
		8,600
Servers *14		72%
		1,400
Emerging *15		654%
		4,580

4

<Fiscal 2005 2nd Half by Quarter>

(The upper row shows comparisons to the previous year)

Period recorded for consolidated accounting purposes (Shipment Period)		Fiscal 2005 2nd Half
		3rd quarter (Jul. 2005 to Sep. 2005)*16	4th quarter (Forecast) (Oct. 2005 to Dec. 2005)
Revenues	Yen (billions of yen) U.S. dollar (millions of dollar)	101%	125%
		122.4	144.4
		100%	119%
		1,090	1,320
Operating income (loss)	Yen (billions of yen) U.S. dollar (millions of dollar)	—	—
		(7.4)	(4.2)
		—	—
		(66)	(40)
Shipments (thousand units) *11		118%	132%
		14,300	18,400
Consumer and Commercial	1.8/2.5inch *12	104%
		6,700
	3.5inch *13	140%
		4,800
Servers *14		91%
		1,000
Emerging *15		155%
		1,840

Notes:	*7.	Figures include intersegment transactions.
	*8.	On December 31, 2002, Hitachi purchased majority ownership in a company to which IBM Corporation’s hard disk drive operations had been transferred. On January 1, 2003, the company began operating as Hitachi GST. Hitachi GST has a December 31 year-end and the results for Hitachi, Ltd. for the six months ended September 30, 2005, includes Hitachi GST’s business results for the six months ended June 30, 2005. Meanwhile, the results of Hitachi, Ltd.’s hard disk drive operations for the period from January 1, 2003 through March 31, 2003 were included in Hitachi’s results for the year ended March 31, 2003. On April 1, 2003, Hitachi, Ltd.’s hard disk drive operations were integrated in Hitachi GST.
	*9.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
	*10.	Figures in parentheses for year-on-year comparisons represent comparisons with the combined revenues, operating income (loss) and shipments of Hitachi, Ltd.’s hard disk drive operations prior to integration and Hitachi GST’s operations of the same period of the previous fiscal year.
	*11.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
	*12.	Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.
	*13.	Desktop-PCs, consumer electronics applications (3.5inch), etc.
	*14.	Disk array subsystems, servers (3.5inch), etc.
	*15.	Hand held devices (1 inch), automotive (2.5 inch), etc.
	*16.	Results for hard disk drive operations in the period from July 1, 2005 through September 30, 2005 will be included in Hitachi’s fiscal 2005 third-quarter, ending December 31, 2005 results.

5

2. Displays

(1) REVENUES AND OPERATING INCOME (LOSS)

(The upper row shows comparisons to the previous year; billions of yen)
	Fiscal 2004			Fiscal 2005
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	106%	69%	86%	75%	103%	87%
	126.0	97.6	223.7	94.2	100.8	195.0
Operating income (loss)	—	—	—	—	—	—
	2.1	(16.7)	(14.6)	(12.8)	(13.2)	(26.0)

(2) LCD REVENUES

(The upper row shows comparisons to the previous year; billions of yen)
	Fiscal 2004			Fiscal 2005
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	112%	66%	87%	72%	106%	86%
	112.0	82.0	194.0	80.5	87.0	167.5
Large-size LCDs	93%	64%	78%	55%	64%	59%
	51.0	37.5	88.5	28.0	24.0	52.0
Medium- & small-size LCDs	136%	68%	96%	86%	142%	109%
	61.0	44.5	105.5	52.5	63.0	115.5

3. Digital Media

SHIPMENTS OF MAIN PRODUCTS *17

(The upper row shows comparisons to the previous year; thousand units)
	Fiscal 2004			Fiscal 2005
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Optical Disk Drives *18	123%	119%	121%	113%	108%	110%
	32,000	38,000	70,000	36,000	41,000	77,000
Plasma Displays *19	200%	100%	136%	113%	357%	227%
	160	140	300	180	500	680
Projection TVs	95%	100%	98%	79%	75%	77%
	190	240	430	150	180	330

Notes: *17.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 1,000,000 units have been rounded.
*18.	Hitachi-LG Data Storage (HLDS) has a December 31 year-end and the results for Hitachi, Ltd. for the six months ended September 30, 2005, includes HLDS’s business results for the six months ended June 30, 2005.
*19.	The sum of plasma TV and plasma monitor shipments.

# # #

FOR IMMEDIATE RELEASE

Appointment of President and Name for New Integrated Company to Run Hitachi

Group’s Social and Industrial Infrastructure Systems Business

—Hitachi Executive Vice President Masaharu Sumikawa Appointed President of

Hitachi Plant Technologies, Ltd.—

TOKYO, Japan, October 31, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE:6501), Hitachi Plant Engineering & Construction Co., Ltd. (TSE:1970), Hitachi Kiden Kogyo, Ltd. (TSE:6354) and Hitachi Industries Co., Ltd. today announced the appointment of Hitachi Executive Vice President and Executive Officer Masaharu Sumikawa as the President and Chief Executive Officer of the new integrated company to be formed on April 1, 2006. The new company is being established with the purpose of strengthening the Hitachi Group’s social and industrial infrastructure systems business. Specifically, plans call for part of the Public & Municipal Systems Division (machinery-related systems business) and the majority of the Industrial Systems Division in Hitachi’s Industrial Systems Group to be separated and transferred to Hitachi Plant. At the same time, Hitachi Kiden and Hitachi Industries will be merged into Hitachi Plant, which will continue to operate.

Hitachi, Hitachi Plant, Hitachi Kiden and Hitachi Industries have also agreed to rename Hitachi Plant, which will continue to operate, Hitachi Plant Technologies, Ltd., with effect from April 1, 2006 (the date of the corporate split and merger).

Starting operations on April 1, 2006, Hitachi Plant Technologies will leverage the combined monozukuri (manufacturing), engineering and work-site capabilities of the Hitachi Group by bringing together the engineering, design and production, construction, service and other functions of the social and industrial infrastructure systems business, which includes industrial machinery, large-scale air-conditioning systems, water treatment systems, industrial plants, cranes and environmental facilities and systems.

A further announcement will be made concerning other top executive appointments and matters as soon as they are determined.

1.Biography of New President and Chief Executive Officer

Masaharu Sumikawa

1. Date of Birth	:	July 2, 1943
2. Education
March, 1972	:	Ph.D. in Precision Machinery Engineering, the University of Tokyo
3. Business Experience
October, 2004	:	Executive Vice President and Executive Officer
February, 2004	:	Executive Officer
June, 2003	:	Senior Vice President and Executive Officer
June, 2002	:	Senior Executive Managing Director, President and Chief Executive Officer, Power Systems, Power & Industrial Systems Group
February, 2002	:	Senior Corporate Officer, President and Chief Executive Officer, Power & Industrial Systems Group
June, 2001	:	Senior Corporate Officer, Chief Executive Officer, Industrial Systems, Power & Industrial Systems Group
April, 2001	:	Chief Executive Officer, Industrial Systems, Power & Industrial Systems Group
April, 1999	:	General Manager, Thermal & Hydroelectric Systems Division, Power and Industrial Systems Group
June, 1995	:	Deputy General Manager, Hitachi Works
April, 1972	:	Joined Hitachi, Ltd.

2. Outline of Hitachi Plant Technologies, Ltd.

Details

Company Name	Hitachi Plant Technologies, Ltd.
Head Office	1-14, Uchikanda 1-chome, Chiyoda-ku, Tokyo
President	Masaharu Sumikawa
Revenues [Consolidated]	FY06 (target) FY10 (target)	Approx. 350.0 billion yen Approx. 400.0 billion yen
Operating income [Consolidated]	FY06 (target) FY10 (target)	Approx. 11.4 billion yen Approx. 20.0 billion yen
No. of Employees [Consolidated]	Approx 7,500
Main Businesses	Design, development, manufacturing, sales, service and construction of social and industrial infrastructure machine, mechatronics, air-conditioning system, industrial plant, power generation facilities

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com

About Hitachi Plant Engineering & Construction Co., Ltd.

Hitachi Plant Engineering & Construction Co., Ltd. (TSE: 1970), headquartered in Tokyo, Japan, is a major general engineering and construction company with approximately 3,440 (consolidated) employees. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 199.0 billion yen ($1.8 billion). The company provides design, manufacturing and construction of air-conditioning, clean rooms, water treatment, dust collection systems, plants, industrial equipment, and power plants and substations, and others. For more information on Hitachi Plant, please visit the company’s website at http://www.hitachiplant.hbi.ne.jp

About Hitachi Kiden Kogyo, Ltd.

Hitachi Kiden Kogyo, Ltd., (TSE: 6354), headquartered in Amagasaki, Japan, is a monozukuri (manufacturing) company with approximately 770 employees. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 25.5 billion yen. The company offers environmental devices, material handling systems, cranes and electrical systems from engineering to maintenance service, including sales, design, production and installation.

About Hitachi Industries Co., Ltd.

Hitachi Industries Co., Ltd., headquartered in Tokyo, Japan, is rolling out extensive businesses to offer industrial machinery, electronics products and engineering services in fields ranging from micro technologies to large-scale system technologies. Fiscal 2004 (ended March 31, 2005) sales totaled 91.8 billion yen. For more information on Hitachi Industries, please visit the company’s website at http://www.hitachi-hic.com

ADDITIONAL HITACHI PRESS CONTACTS:

U.S.:	U.K.:
Hitachi America, Ltd.	Hitachi Europe Ltd.
Matt Takahashi	Masanao Sato
Tel: +1-650-244-7902	Tel: +44-1628-585379
masahiro.takahashi@hal.hitachi.com	masanao.sato@hitachi-eu.com

China:

Hitachi (China) Ltd.

Tatsuya Kubo

Tel: +86-10-6590-8141

tkubo@hitachi.cn

# # #